Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

December 14, 2023

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valkyrie Bitcoin Fund File No. 333-252344

Dear Mss. Bednarowski and Berkheimer:

This letter responds to your comments regarding amendment no. 3 to the registration statement filed on Form S-1 for the Valkyrie Bitcoin Fund (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on October 30, 2023 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

To the extent that you intend to use a fact sheet, please provide us with a copy for our review.

Response to Comment 1

To the extent the Trust uses a fact card, the Sponsor will provide a copy of the working draft of the fact card in a separate email communication. Please note that these drafts (if any) are preliminary and are expected to change before being distributed to the public.

Comment 2 – General

Please revise to disclose whether and to what extent the Trust, Sponsor, Prime Broker, Liquidity Providers or any other entity is permitted to loan, pledge or rehypothecate any of the Trust’s assets.

December 14, 2023

Response to Comment 2

Pursuant to the Staff’s comment, the Registration Statement has been revised to include the following disclosure:

“Neither the Trust, the Sponsor, nor any other entity is permitted to lend, pledge, hypothecate or rehypothecate any of the Trust’s bitcoin.”

Comment 3 – General

Please describe the AML, KYC and any other procedures conducted by the Trust, the Sponsor, the Authorized Participants, the Prime Broker, the Liquidity Providers, and the Custodian to determine, among other things, whether the counter-party in any transactions is not a sanctioned entity.

Response to Comment 3

All of the Trust’s Authorized Participants will be SEC-registered broker-dealers and members of FINRA or financial institutions regulated under federal and state banking laws and regulations and are therefore subject to AML and countering the financing of terrorism obligations under the Bank Secrecy Act as administered by FinCEN and further overseen by the SEC. To the extent an Authorized Participant designates an agent or affiliate to deliver or receive cash or bitcoin in connection with creations or redemptions, such designees would be subject to such Authorized Participant’s AML program. As a result, in connection with the creation and redemption of Shares, the Sponsor is aware of no circumstance under which the Trust will deal directly with a person that is not subject to AML program requirements.

With respect to the Trust’s interactions with bitcoin trading platforms, the Sponsor performs standard AML and due diligence checks on all such trading platforms before placing orders on behalf of the Trust. All such trading platforms have been registered as money services businesses subject to FinCEN regulation or the equivalent in non-U.S. jurisdictions.

Comment 4 – Cover Page

Please revise the cover page to identify the initial Authorized Participant, and revise your disclosure on the cover page and page 74 to identify the initial Authorized Participant as a statutory underwriter. Also revise the cover page to disclose the price per Share and that the Trust is registering an indeterminate number of Shares.

December 14, 2023

Response to Comment 4

Pursuant to the Staff’s comment, the Sponsor, on behalf of the Trust, states that in a future amendment to the Registration Statement, disclosure regarding the initial price per Shares will be included. However, the Sponsor respectfully declines to identify the Authorized Participant as an underwriter of the Shares. A determination of whether a particular market purchaser is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case. The Sponsor believes that a statement identifying the initial Authorized Participant is not required by the Form S-1 requirements and therefore the Sponsor does not anticipate making such disclosure. The Sponsor refers the Staff to the section of the Registration Statement entitled “Plan of Distribution” which discloses the circumstances under which an Authorized Participant or dealer may be deemed an underwriter and the implications to Shareholders of such designation. The Sponsor has revised the cover page to disclose that the Trust is registering an indeterminate number of Shares.

Comment 5 – Lukka Prime

Please revise your description of Step 3 on page 2 to clarify what you mean by "decay," including what is considered in determining "decay," how the adjusted score is "decayed" and, to the extent applicable, disclose the decay rate. For example purposes only, this step appears to look only at the time passed since the last trade but we note that you disclose that this step assesses "the level of activity in market by considering the frequency (volume) of trades" and "reflects freshness of date by tracking most recent trades."

Response to Comment 5

The Sponsor informs the Staff the Trust will now use the CME CF Bitcoin Reference Rate - New York Variant as the Index for purposed of the Trust’s investment objective and valuation of the Trust’s bitcoin, as further described in the Registration Statement. Accordingly, the references to “decay” cited by the Staff’s comment have been replaced and the comment is no longer applicable.

Comment 6 – Lukka Prime

We note your disclosure identifies the Index Pricing Sources used as of December 2022. Please update your disclosure here and throughout to identify the Index Pricing Sources currently used.

December 14, 2023

Response to Comment 6

The Constituent Exchanges of the CME CF Bitcoin Reference Rate - New York Variant have been identified and described, and selected volume information has been added to the disclosure.

Comment 7 – Prospectus Summary. Trust Overview

Please disclose here that the Trust is a passive investment vehicle. Please also revise to disclose, if true, that Shareholders have no voting rights. In this regard, we note your disclosure on pages 65 that Shareholders have no voting rights under the Trust Agreement. We also note your disclosure on page 58 that, "[u]nder the Trust Agreement, Shareholders have limited voting rights," including, for example, that "the Sponsor will terminate the Trust upon the agreement of Shareholders owning at least 75% of the outstanding Shares" and that "any amendment that adversely affects the rights of Shareholders, appoints a new Sponsor, dissolves the Trust or makes any material change to the Trust’s basic investment policies or structure must be approved by the affirmative vote of Shareholders owning at least 50% of the outstanding Shares." Please revise for clarity and consistency throughout.

Response to Comment 7

Pursuant to the Staff’s comment, the following disclosure has been added to the Registration Statement:

The Trust is passively managed and does not pursue active management investment strategies, and the Sponsor does not actively manage the bitcoin held by the Trust. This means that the Sponsor does not sell bitcoin at times when its price is high or acquire bitcoin at low prices in the expectation of future price increases. It also means that the Sponsor does not make use of any of the hedging techniques available to professional bitcoin investors to attempt to reduce the risks of losses resulting from price decreases.

Additionally, the section of the Registration Statement entitled “Risk Factors” has been revised to include the following disclosure:

The Trust is a passive investment vehicle. The Trust is not actively managed and will be affected by a general decline in the price of bitcoin.

December 14, 2023

The Sponsor does not actively manage the bitcoin held by the Trust. This means that the Sponsor does not sell bitcoin at times when its price is high, or acquire bitcoin at low prices in the expectation of future price increases. It also means that the Sponsor does not make use of any of the hedging techniques available to professional bitcoin investors to attempt to reduce the risks of losses resulting from price decreases. Any losses sustained by the Trust will adversely affect the value of the Shares.

It is currently anticipated that Shareholders will possess no voting rights except as required by law or any exchange listing rules the Trust becomes subject to. The disclosure has been revised to reflect this.

Comment 8 – Prospectus Summary. Trust Overview

Please revise to provide quantitative information that demonstrates the volatility of the price of bitcoin.

Response to Comment 8

In accordance with the Staff’s comment, the following disclosure has been added to the Registration Statement:

The price of bitcoin on the bitcoin market has exhibited periods of extreme volatility, which could have a negative impact on the performance of the Trust. For example, between November 2021 and November 2022, the price of bitcoin fell from an all-time high of $68,789 to $15,460. As of November 30, 2023, the price of bitcoin  has increased to $37,601 (source: Coinbase).

Comment 9 – Prospectus Summary. Trust Overview

Please revise your disclosure here to briefly address the risks associated with the competition you will face in launching and sustaining your product, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a determinantal effect on the scale and sustainability of your product.

December 14, 2023

Response to Comment 9

The Sponsor respectfully directs the Staff’s attention to the disclosure set forth in the section entitled “Risk Factors – Risks Associated with Investing in the Trust, set forth below:

The development and commercialization of the Trust is subject to competitive pressures.

The Trust and the Sponsor face competition with respect to the creation of competing products. The Sponsor’s competitors may have greater financial, technical and human resources than the Sponsor. Smaller or early stage companies may also prove to be effective competitors, particularly through collaborative arrangements with large and established companies. In addition, the timing of the Trust in reaching the market and the fee structure of the Trust relative to similar products may have a detrimental effect on the scale and sustainability of the Trust. Accordingly, the Sponsor’s competitors may commercialize a product involving bitcoin more rapidly or effectively than the Sponsor is able to, which could adversely affect the Sponsor’s competitive position, the likelihood that the Trust will achieve initial market acceptance and the Sponsor’s ability to generate meaningful revenues from the Trust, which in turn could cause the Sponsor to dissolve and terminate the Trust.

In addition, to the extent that the Trust incurs transaction expenses in connection with the creation and redemption process, litigation expenses, indemnification obligations under the Trust’s service provider agreements and other extraordinary expenses that are not borne by the Sponsor, such expenses will be borne by the Trust. To the extent that the Trust fails to attract a sufficiently large amount of investors, the effect of such expenses on the value of the Shares may be significantly greater than would be the case if the Trust had attracted more assets.

Comment 10 – Custody of the Trust's Assets

Please revise to clarify what you mean by your disclosure on page 2 that the Custodian will custody the Trust's bitcoin in accounts that are required to be segregated "from time to time" by explaining what "from time to time" means in this context. In addition, we note your disclosure that "[t]he Custodian will keep a substantial portion of the private keys associated with the Trust’s bitcoin in “cold storage” or similarly secure technology (the “Cold Vault Balance”), with any remainder of the Vault Balance held as part of a “hot storage” (the “Hot Vault Balance”)." Please revise to disclose the percentage of the private keys that are held in cold storage, and, on page 58, disclose the Custodian's policies regarding whether and when the private keys are held in cold or hot storage, and describe the "similarly secure technology." Also, we note that a portion of the Trust's bitcoin holdings and cash holdings may be held with Coinbase, the Prime Broker, in connection with creations and redemptions and with the sale of bitcoin to pay the Trust's expenses not assumed by the Sponsor. Please revise to disclose here the Prime Broker's policies regarding how it will hold the Trust's assets. In addition, please include a summary of the insurance coverage of the Custodian and Prime Broker and the degree to which the insurance policies protect the Trust's assets held by the Custodian and Prime Broker as well as the Custodian's policies regarding the amount of the Trust's assets held in each wallet.

December 14, 2023

Response to Comment 10

In accordance with the Staff’s comment, the references to “from time to time” have been removed from the Registration Statement.

The disclosure has been revised to reflect that fact all of the Trust’s bitcoin held at the Custodian will be held in the “cold storage” and references to a “Cold Vault Balance” and “Hot Vault Balance” have been removed. Similarly, references to “similarly secure technology” have been removed.

The disclosure has been updated with a description of Prime Broker’s policies regarding how it will hold the assets.

The disclosure has been updated with a summary of the Custodian’s and Prime Broker’s insurance coverage.

Comment 11 – Trust Structure

We note your disclosure on page 2 that "[t]he Trust has entered into a prime brokerage and custody agreement with the Custodian (the “Custody Agreement”), pursuant to which the Custodian will custody all of the Trust’s bitcoin, other than that which may be maintained in a trading account with Coinbase from time to time." Please revise to clarify, here, if true that the Custodian and Prime Broker are affiliates but not the same entity.

Response to Comment 11

In accordance with the Staff’s comment, the following disclosure has been added to the Registration Statement:

December 14, 2023

Coinbase is a separate entity but affiliate of the Custodian and is also the prime broker of the Trust.

Comment 12– Trust Expenses

Please revise to disclose whether the Trust is responsible for paying any costs associated with the transfer of bitcoin to the Sponsor or the sale of bitcoin to pay the Additional Expenses or if such costs are included in the Sponsor's Fee. Please also disclose whether any of the Trust's expenses payable by the Sponsor from the Sponsor's Fee are capped. In addition, please revise to disclose how the Actual Exchange Rate is calculated.

Response to Comment 12

In accordance with the Staff’s comment, the following disclosure has been added to the Registration Statement:

The Trust is not responsible for paying any fees or costs associated with the transfer of bitcoin to the Sponsor or the sale of bitcoin for costs not included in the Sponsor Fee.

The following disclosure has also been added to the Registration Statement:

The Sponsor has not assumed the obligation to pay Additional Trust Expenses. If Additional Trust Expenses are incurred, the Sponsor will cause the Custodian to convert bitcoins into U.S. Dollars or other fiat currencies at the highest exchange rate and lowest fees the Sponsor can find within a reasonable time frame in order to sell bitcoin in exchange for U.S. Dollars or any other fiat currency (the “Actual Exchange Rate”) in such quantity as may be necessary to permit payment of such Additional Trust Expenses.

Comment 13 – Trust Expenses

We note your disclosure on page 5 that "[i]f Additional Trust Expenses are incurred, the Sponsor will cause the Custodian to convert bitcoin into U.S. Dollars or other fiat currencies." Please revise to identify the "other fiat currencies."

Response to Comment 13

The Sponsor intends “other fiat currencies” to mean any currency that is backed by a central bank or national organization. The disclosure has been revised accordingly.

December 14, 2023

Comment 14 – Risk Factors

Please revise to include a summary of the risk factors section immediately following your prospectus summary section pursuant to Item 105(b) of Regulation S-K.

Response to Comment 14

The disclosure has been revised in accordance with the Staff’s comment.

Comment 15 – Risk Factors

We note that many of your risk factors address several different risks but only highlight one risk in the heading. For example, we note that the first risk factor that begins on page 18 and continues on page 19 currently addresses the risks related to whether the Sponsor may be subject to additional regulatory requirements under the Investment Company Act of 1940, increasing regulation in foreign jurisdictions and the risks related to the high energy usage required for bitcoin mining. Please revise to divide this risk factor into several risk factors, including a risk factor with a heading that highlights the risks related to the environmental impact of bitcoin mining. In this new risk factor, address the reasons why bitcoin mining may implicate different risks than other crypto asset mining such as the differences in proof-of-work and proof-of-stake, and discuss in greater detail the regulations that states and foreign jurisdictions have passed or are currently considering that impact crypto asset mining. Similarly, please revise to include separate risk factors that specifically highlight the risks related to wash-trading, the existence of bitcoin "whales" and the concentration in bitcoin ownership, front-running and manipulation. In this regard, we note that your disclosure on pages 22 and 23 identifies many of these risks in a single risk factor but does not discuss them in detail and does not highlight these risks in the heading.

Response to Comment 15

The disclosure has been revised in accordance with the Staff’s comment.

Comment 16 – Risk Factors Related to the Trust and the Shares. The Shares May Trade at a Price Which is at, Above or below the Trust's Bitcoin Holdings per Share

Please revise to remove the reference to a "riskless profit" as it appears to be inconsistent with your disclosure regarding the volatility of bitcoin as well as the other risks you address related to the Bitcoin market in general and the creation and redemption processes of the Trust.

December 14, 2023

Response to Comment 16

The disclosure has been revised in accordance with the Staff’s comment.

Comment 17– If the Custody Agreement is terminated or the Custodian fails

Your disclosure on page 30 that the Custodian facilitates the selling of bitcoin by the Trust to pay the Sponsor's Fee appears to be inconsistent with your disclosure on page 5 that the Sponsor's Fee is payable in bitcoins. Please revise for clarity and consistency.

Response to Comment 17

The disclosure has been revised in accordance with the Staff’s comment.

Comment 18 – There is no guarantee that an active trading market for the Shares will continue

We note your disclosure on page 31 that "[t]he Sponsor may elect to terminate the Trust if it determines, in its sole discretion, that the Trust is not an economically viable size, which could result in the liquidation of the Trust’s bitcoins at a time that is disadvantageous to Shareholders." Please revise to quantify or otherwise describe what "economically viable size" means.

Response to Comment 18

The disclosure has been revised in accordance with the Staff’s comment.

Comment 19 – Trust Expenses

Please revise to disclose examples of when the the Sponsor may waive all or a portion of the Sponsor's Fee, and disclose where the Sponsor will publish the daily calculation of the fee. Also disclose whether the Sponsor will use any other means to notify Shareholders of the "stated periods of time" that it has waived all or a portion of the Sponsor's Fee, and, if so, how. Similarly, revise to disclose examples of when the Sponsor may raise the Sponsor's Fee or decrease the Sponsor-paid expenses, and disclose whether the Sponsor will use any other means to notify Shareholders, and if so, how. In this regard, we note your disclosure in the fifth risk factor on page 31.

Response to Comment 19

The disclosure has been updated to reflect that there are no specific circumstances under which the Sponsor has determined it will waive the fee. The purpose of the disclosure is to alert potential investors that such a waiver is possible but not currently anticipated. Furthermore, the disclosure has been revised to clarify that the Sponsor has no current intention of increasing or decreasing the Sponsor’s Fee or modifying the terms of the Trust Agreement related to Sponsor-paid Expenses, and there are no specific circumstances under which the Sponsor has determined it would do so.

December 14, 2023

Comment 20 – Trust Expenses

Please revise to describe the mechanics of how the Custodian will convert the bitcoin into U.S. Dollars or other fiat currencies, including the roles of the Prime Broker and any other Service Provider, whether the transfers to any Service Providers in connection with the sale of the bitcoin will occur on-chain or off-chain, how the Actual Exchange Rate is determined, the policies regarding where the bitcoin will be sold, who decides where the bitcoin will be sold and any risks related to the this process.

Response to Comment 20

The disclosure has been revised in accordance with the Staff’s comment.

Comment 21 – Use of the Lukka Prime Reference Rate

With reference to the disclosure on page 49 of liability limitations in the last two paragraphs regarding the Use of the Lukka Prime Reference Rate, the disclosures do not appear to be consistent with management's obligations with respect to the financial statements, including the determination of the fair value of assets within those financial statements under U.S. GAAP. Please revise or tell us why you believe the statements are consistent with those obligations.

Response to Comment 21

In connection with the revisions to the Registration Statement to reflect the use of the CME CF Bitcoin Reference Rate - New York Variant, the disclosure referenced by the Staff’s comment has been removed and the issue does not appear to be present in the newly revised disclosure.

Comment 22 – Use of the Lukka Prime Reference Rate

Please disclose whether the Index Provider has an oversight committee that determines the Index Pricing Sources and evaluates the Index's methodology. If so, please disclose how many members are on the committee, how the committee members are selected, how often the committee meets to consider changes to the Index's methodology and any changes that have been made to the Index since the creation of the Index. Please also disclose any changes that have been made to the Index Pricing Sources since the creation of the Index and why those changes were made, and please disclose whether, and, if so, how Shareholders will be notified of changes to the Index's methodology. In addition, please provide a brief description of each Index Pricing Source, including where they are located, how they are licensed or regulated, the aggregate monthly, quarterly or annual trading volume of BTC/USD markets of each Index Pricing Source and the market share for BTC/USD trading of each Index Pricing Source. Further, please briefly describe the Index Provider's oversight procedures to ensure that the Index is administered pursuant to its policies for Index integrity. Also disclose the Index Provider's procedures if information from one or more of the Index Pricing Sources is unavailable during a Business Day, and disclose the Index's methodology related to forks and Incidental Rights.

December 14, 2023

Response to Comment 22

The disclosure has been revised in accordance with the Staff’s comments as it relates to the CME CF Bitcoin Reference Rate - New York Variant.

Comment 23 – Use of the Lukka Prime Reference Rate

Please revise to expand your description of the five-step weighting process for identifying the principal exchange for bitcoin and the last price on that exchange. For example, for Step 1, describe how the BES is assigned to each Index Pricing Source, how often the BES is recalculated as we note that it is based on "static exchange characteristics such as oversight microstructure and technology" and provide a brief description of what you mean by "microstructure." For Step 2, describe how the BES is adjusted based on the "relative monthly volume each exchange services," clarify what you mean by "relative monthly volume" and disclose how many months are considered in this evaluation. For Step 3, clarify what you mean by "decay," and clarify your description of how the adjusted score is "decayed" as it seems to look only at the time passed since the last trade but you disclose that it assesses "the level of activity in the market by considering the frequency (volume) of trades" and "reflects the freshness of data by tracking most recent trades." For Step 5, please disclose which "executed exchange price is used to represent fair market value at 4:00 p.m. ET."

Response to Comment 23

The disclosure has been revised in accordance with the Staff’s comments as it relates to the CME CF Bitcoin Reference Rate - New York Variant.

Comment 24 – Calculation of NAV

We note your response to prior comment 8. Please address the following with respect to your application of ASC Topic 820:

December 14, 2023

●	Provide us with your accounting policy for determining the fair value of bitcoin in accordance with ASC Topic 820.
●	As the trust is expected to primarily transact with the Bitcoin markets through the Authorized Participant, confirm for us that your determination of the principal market will be from the perspective of the Authorized Participant.
●	Tell us if you and/or your Authorized Participant plan to transact in multiple markets. If so, please ensure that your accounting policy reflects that fact and describes the types of markets in which you and/or your Authorized Participant expect to transact. In that regard, we note that ASC 820-10-35-36A includes definitions of four types of markets (e.g. brokered market, dealer market, exchange market, and principal to principal market).
●	Confirm for us that your principal market will be one which you or your Authorized Participant will be able to access and clarify for us whether you anticipate your principal market will be one in which you or your Authorized Participant will normally transact. Refer to ASC Topics 820-10-35-6A and 820-10-35-5A respectively.
●	In your disclosures on pages 1 and 48, you disclose your intention to engage a third party to obtain a price from a principal market for bitcoin, and that price will form the basis for you determination of fair value in accordance with GAAP. Please explain how your determination of “a principal market” for bitcoin is consistent with the guidance in ASC Topic 820-10-35-6A which states the principal market shall be considered from the perspective of the reporting entity.

Response to Comment 24

The Registration Statement has been revised to include a new section, The Trust’s Financial Statements, which addresses the Staff’s comments.

Comment 25 – Calculation of NAV

On page 50, you include a list of steps identified as showing how the Trust's NAV is calculated. However, as the steps appear to show how the NAV per Share is calculated, please revise to clarify.

Response to Comment 25

The disclosure has been revised in accordance with the Staff’s comment.

December 14, 2023

Comment 26 – Calculation of NAV

Please disclose what policies or procedures you have in place if the Index becomes unavailable or if the Sponsor determines that the Index does not reflect an accurate bitcoin price.  In this regard, we note that on a daily basis the Sponsor's Valuation Team considers the Index's bitcoin price.

Response to Comment 26

The disclosure has been revised in accordance with the Staff’s comment.

Comment 27 – Intraday Indicative Value

We note your disclosure that the intraday indicative value is calculated by using the prior day’s closing NAV as a base and updating that value throughout the trading day to reflect changes in the most recently reported price of bitcoin as reported by the Index Provider or another reporting service. Please revise to clarify how the intraday indicative value is calculated and how it is updated throughout the day.

Response to Comment 27

The disclosure has been revised in accordance with the Staff’s comment to explain how the Trust uses the CME CF Bitcoin Real-Time Index to assist in its IIV calculation.

Comment 28 – The Sponsor

Please discuss here the Sponsor's experience sponsoring exchange traded funds and specifically its experience related to crypto asset markets. In addition, please revise here or elsewhere to disclose the material terms, including the term and termination provisions, of the agreements with all of the Trust's Service Providers, including the Prime Broker and Liquidity Providers.

Response to Comment 28

The disclosure has been revised in accordance with the Staff’s comment.

Comment 29 – Management of the Sponsor

Please revise to include the information required by Item 401 of Regulation S-K.

December 14, 2023

Response to Comment 29

The Sponsor refers the Staff to the disclosure under the heading “Management of the Sponsor”, which is responsive to the information required by Item 401 of Regulation S-K.

Comment 30 – Redemption of Shares

We note your disclosure on page 58 that "the Trust and an affiliate of the Trust recently entered into a settlement agreement with the SEC concerning the operation of the Trust's former redemption program."  Please revise to disclose the settlement agreement in an appropriate section of your prospectus, and add risk factor disclosure addressing the settlement agreement.

Response to Comment 30

The disclosure referenced by the Staff’s comment is not applicable to the Sponsor or the Trust and has been removed.

Comment 31 – Custody of the Trust's Bitcoins

Please revise to discuss your custody procedures in greater detail, identify the Trust's Cash Custodian, and describe the material terms of the Trust's agreement with the Cash Custodian. In addition, please disclose the material terms of the Trust's agreement with the Custodian. For example, describe (i) the procedures for moving the Trust's assets out of cold storage in connection with redemptions, the payment of the Sponsor's Fee, and the payment of the Additional Expenses, (ii) the procedures for moving bitcoin into cold storage in connection with creations, (iii) the percentage of the Trust's private keys held in cold storage, (iv) the geographic location of where the Trust's assets will be stored, (v) the amount of the Trust's assets held in each wallet, (vi) the insurance coverage of the Custodian, (vii) the degree to which the insurance policy protects the Trust's assets held by the Custodian, (viii) the Custodian's policies related to Incidental Rights and (ix) whether the Sponsor has provided instructions to the Custodian regarding airdrops or forks.

Response to Comment 31

The disclosure has been revised in accordance with the Staff’s comment.

Comment 32 – Custody of the Trust's Bitcoins

We note your disclosure on page 58 that "[t]o the extent the Trust maintains a Trading Balance with Coinbase, such short-term holdings represent an omnibus claim on Coinbase’s bitcoin held on behalf of clients." Please revise to describe the omnibus claim and the degree of protection that this provides to the Trust's assets. In addition, here or elsewhere please identify the trading venues in which the Prime Broker may hold and trade the Trust's assets.

December 14, 2023

Response to Comment 32

The disclosure has been revised in accordance with the Staff’s comment.

Comment 33 – Description of Creation and Redemption of Shares

Please revise your disclosure here to provide a detailed discussion of the mechanics of creation and redemption transactions conducted pursuant to the Conversion Procedures and otherwise, including (i) whether your Authorized Participants will be required to maintain an account with the Custodian, the Prime Broker and/or the Liquidity Providers, (ii) whether and how the Authorized Participants are able to participate directly in the acquisition, transfer or receipt of bitcoin, (iii) why and under what circumstances the Authorized Participants will utilize Liquidity Providers to deliver bitcoin to the Prime Broker, (iv) whether the Authorized Participants and Liquidity Providers can transfer the bitcoin directly to the Custodian or whether the bitcoin must be first transferred to the Prime Broker, (v) to the extent that the Authorized Participants and Liquidity Providers transfer the bitcoin to the Prime Broker in connection with creations, the amount of time it takes for the bitcoin to be deposited with the Custodian, (vi) whether, when the bitcoin is transferred to the Custodian, the Authorized Participant will be responsible for the cost to the extent that it is an on-chain transaction, (vii) whether and to what extent each transfer made in connection with the creation and redemption transactions conducted pursuant to the Conversion Procedures and otherwise will be settled on-chain or off-chain and (viii) any risks associated with the settlement process. Also, please provide a detailed description of how the Administrator calculates the Bitcoin Holdings and Bitcoin Holdings per Share in connection with redemptions and creations. In addition, please revise your summary disclosure on page 4 to summarize the mechanics of the creations and redemptions that are conducted pursuant to the Conversion Procedures and those that are not so that investors understand the role of the Authorized Participants, the Liquidity Providers, the Prime Broker, the Custodian, the Sponsor and the Transfer Agent in connection with creations and redemptions. Further, please revise to identify the Liquidity Providers, and disclose the material terms of the agreements with the Prime Broker and Liquidity Providers.

Response to Comment 33

The Sponsor has revised the Trust’s creation and redemption procedures to contemplate creation and redemption transactions being conducted in exchange for cash or bitcoin without the use of a Liquidity Provider. All references to creation and redemption mechanics that involved the use of Liquidity Providers to facilitate the Conversion Procedures have been removed from the registration statement. The remainder of the disclosure has been disclosure has been revised in accordance with the Staff’s comments.

December 14, 2023

Comment 34 – Description of Creation and Redemption of Shares

We note your disclosure on page 49 that "[t]he Trust's NAV is an amount denominated in U.S. dollars and is not utilized in determining the number of Shares that an Authorized Participant will receive in creating Shares, or the number of bitcoin that an Authorized Participant will receive in redeeming Shares, as those transactions are effected in-kind in bitcoins based on the Trust’s bitcoin holdings per Share." Please revise here to disclose how the Trust's Bitcoin Holdings Per Share is calculated. In addition, please include a separate subsection that describes the in-cash creation and redemption procedures, including how the in-cash purchase orders per basket are calculated.  In this regard, we note your disclosure on page 6 that "Liquidity Providers facilitate the purchase and sale of bitcoins on behalf of Authorized Participants creating or redeeming Shares in cash.”

Response to Comment 34

The Sponsor has revised the Trust’s creation and redemption procedures to contemplate creation and redemption transactions being conducted in exchange for cash or bitcoin without the use of a Liquidity Provider. All references to creation and redemption mechanics that involved the use of Liquidity Providers to facilitate the Conversion Procedures, have been removed from the registration statement. In connection with those revisions, the disclosure referenced by the Staff’s comment has been deleted. This section now contains a complete and accurate description of the in-cash and in-kind creation and redemption procedures, including disclosure on how the in-cash deposit amount is determined.

Comment 35 – Suspension or Rejection of Redemption Orders

Please expand this section to address the rejection or suspension of creation orders. Also expand your disclosure here to describe what is deemed as an "emergency" such that the delivery, disposal or evaluation of bitcoin is not reasonably practicable, and disclose the factors the Sponsor will consider to determine whether the suspension of creation and redemptions or the postponement of settlement dates are necessary for the protection of the Trust's Shareholders.

Response to Comment 35

The disclosure has been revised in accordance with the Staff’s comment.

December 14, 2023

Comment 36 – Suspension or Rejection of Redemption Orders

Please revise to disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions, and describe the potential impact of suspending creations and redemptions.

Response to Comment 36

The disclosure has been revised in accordance with the Staff’s comment.

Comment 37 – Governing Law. Consent to Delaware Jurisdiction

We note your disclosure on page 66 that each Shareholder consents to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response to Comment 37

The disclosure has been revised in accordance with the Staff’s comment.

Comment 38 – Termination of the Trust

We note your disclosure on page 6 that "[u]pon dissolution of the Trust and surrender of Shares by the Shareholders, Shareholders will receive a distribution in U.S. Dollars or in bitcoins, at the sole discretion of the Sponsor, after the Sponsor has paid or made provision for the Trust’s obligations."  Please revise your disclosure here and under Distributions on page 58 to clarify that Shareholders may receive a distribution in U.S. Dollars or in bitcoin.  Please also clarify what you mean by your disclosure that "[t]he Sponsor would be subject to the same regulatory requirements as the Trust, and therefore, the markets available to the Sponsor will be the same markets available to the Trust" by briefly identifying the "regulatory requirements" and by explaining which markets are available to the Trust.

December 14, 2023

Response to Comment 38

The Sponsor has updated the disclosure on pages 6 and 58 in accordance with the Staff’s comment. With respect to the remainder of the Staff’s comment, the referenced disclosure has been removed as the Sponsor believes that is no longer applicable.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren